PROSPECTUS SUPPLEMENT	Filed pursuant to Rule
(To Prospectus dated October 6, 2021)	424(b)(3) of the Rules and
Regulations Under the
Securities Act of 1933

Registration Statement No. 333-257879

TABOOLA.COM LTD.

Ordinary Shares
Warrants to Purchase Ordinary Shares

Recent Developments

This prospectus supplement, together with the prospectus, is to be used by the selling shareholders listed in the prospectus in connection with offers and sales from time to time of the ordinary shares and warrants to purchase ordinary shares of Taboola.com Ltd.

November 10, 2021

Third Quarter 2021 Results Summary (unaudited)

	Three Months Ended September 30,
(dollars in thousands)	2021	2020

Revenues	$338,768	$290,585
Gross Profit	$107,685	$89,596
Net Income	$17,296	$16,688
Ratio of Net Income to Gross profit	16.1%	18.6%
Cash Flow from Operations	$26,573	$33,776
Cash, cash equivalents and short-term deposits	$311,768	$185,673

Non-GAAP Financial Data*
ex-TAC Gross Profit	$126,869	$104,297
Adjusted EBITDA	$39,734	$40,055
Ratio of Adjusted EBITDA to ex-TAC Gross Profit	31.3%	38.4%
Free Cash Flow	$19,474	$30,730
Third Quarter Financial Highlights

○	Q3 results exceeded guidance across all financial measures

●
Revenues of $339 million versus adjusted guidance of $331 to $335 million (note that our previous guidance was $338 to $342 million, which was reduced by $7 million to reflect the adoption of net revenue accounting for Connexity - see Appendix B).

●	Gross Profit of $108 million versus guidance of $101 to $103 million.

●	ex-TAC Gross Profit of $127 million versus guidance of $122 to $124 million.

●	Net Income (Loss) of $17 million versus guidance of $(7) to $(5) million, $17 million of which was due to a reduction in warrant liability.

●	Adjusted EBITDA of $40 million versus guidance of $36 to $37 million.

○	Revenue grew $48 million or 16.6% year-over-year.

●	New digital property partners[1] drove $23 million of growth.

●	Existing digital property partners[2] grew $25 million which translates to net dollar retention[3] (NDR) of 109% driven by improvement in yield.

○	Gross Profit grew $18 million or 20.2% year-over-year and ex-TAC Gross Profit grew $23 million or 21.6% year-over-year.

●
As with the growth in Revenues, the increase in Gross Profit and ex-TAC Gross Profit was also driven by a combination of growth from new digital property partners[3] and existing digital property partners. The growth from existing was driven by strong improvements in yield as well as from one month of Connexity in our Q3 2021 results.

●
These gains year-over-year were partially offset by the withholding in the prior year of $7 million in guaranteed TAC payments to publishers that we subsequently volunteered to pay in the fourth quarter of 2020.

○
Operating expenses grew $40 million or 58% year-over-year. Excluding higher share based compensation following becoming a public company and holdback compensation related to the Connexity acquisition that combined for a $14 million year-over-year increase, operating expenses grew $26 million or 41.4% year-over-year. This increase was driven partly from having one month of Connexity in operating expenses. In addition, other drivers by expense category include:

●
Within research and development, increases in headcount were partially offset by lower depreciation related to timing of new server investments. We continue to invest in our proprietary, deep learning data engine as well as new products and tools to support our publishers and advertisers.

●	Within sales and marketing, expenses increased to support our business growth and to reflect higher D&A related to intangibles from the Connexity acquisition.

●
Within general and administrative expenses, expenses increased from higher professional fees and legal expenses related to M&A transactions and regulatory matters. Also, contributing to the increase were public company expenses and a partial return to more normal operations following the COVID pandemic.

○
Net Income of $17.3 million was $0.6 million higher year-over-year primarily driven by a $17 million reduction in warrant liability, lower income taxes of $7.5 million and higher gross profit that more than offset higher operating expenses. Adjusted EBITDA of $39.7 million decreased by $0.3 million year-over-year as higher operating expenses offset the higher gross profit.

○	EPS was $0.07 per diluted share in the third quarter. The EPS was based on fully-diluted shares outstanding of 259.3 million.

○	Our fully-diluted shares outstanding to start Q4 2021 is estimated to be approximately 272 million.

1New digital property partners within the first 12 months that were live on our network.

2Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded).

3Net Dollar Retention is the net growth of existing digital property partners for the given period divided by the revenues from the same period in the prior-year.

*About Non-GAAP Financial Information

This press release includes ex-TAC Gross Profit, Adjusted EBITDA, Ratio of Adjusted EBITDA to ex-TAC Gross Profit and Free Cash Flow, which are non-GAAP financial measures. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to revenues, gross profit, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies.

The Company believes non-GAAP financial measures provide useful information to management and investors regarding future financial and business trends relating to the Company. The Company believes that the use of these measures provides an additional tool for investors to use in evaluating operating results and trends and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Non-GAAP financial measures are subject to inherent limitations because they reflect the exercise of judgments by management about which items are excluded or included in calculating them. Please refer to the appendix at the end of this press release for reconciliations to the most directly comparable measures in accordance with GAAP.

Note Regarding Forward-Looking Statements

Certain statements in this press release are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Taboola.com Ltd. (the “Company”). In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Uncertainties and risk factors that could affect the Company’s future performance and cause results to differ from the forward-looking statements in this press release include, but are not limited to: the ability to recognize the anticipated benefits of the recent acquisition of Connexity and the business combination between the Company and ION Acquisition Corp. 1 Ltd. (together, the “Business Combinations”), which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; the Company’s ability to successfully integrate the Connexity acquisition;  costs related to the Business Combinations; changes in applicable laws or regulations; the Company’s estimates of expenses and profitability and underlying assumptions with respect to accounting presentations and purchase price and other adjustments; ability to attract new digital properties and advertisers; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in the Company’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with the Company’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of the Company’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s registration statements on Form F-1 as amended and filed on September 30, 2021 and on Form F-4 filed on April 30, 2021, and in subsequent filings with the Securities and Exchange Commission (“SEC”).

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. The Company undertakes no duty to update these forward-looking statements except as may be required by law.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30,	December 31,
	2021	2020
	Unaudited	Audited

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$311,768	$242,811
Restricted deposits	1,065	3,664
Trade receivables	190,667	158,050
Prepaid expenses and other current assets	47,324	21,609
Total current assets	550,824	426,134
NON-CURRENT ASSETS
Long-term prepaid expenses	19,533	5,289
Restricted deposits	3,574	3,300
Deferred tax assets	1,955	1,382
Right of use assets	56,792	68,058
Property and equipment, net	60,201	52,894
Intangible assets, net	259,042	3,905
Goodwill	553,845	19,206
TOTAL LONG-TERM ASSETS	954,942	154,034
Total assets	$1,505,766	$580,168

	September 30,	December 31,
	2021	2020
	Unaudited	Audited

LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payable	$210,112	$189,352
Lease liability	16,531	15,746
Accrued expenses and other current liabilities	108,785	95,135
Taboola loan	3,000	-
Total current liabilities	338,428	300,233

LONG TERM LIABILITIES
Deferred tax liabilities	50,432	45
Warrant liability	36,792
Taboola Loan	285,869
Lease liability	49,287	63,044
Total long-term liabilities	422,380	63,089

CONVERTIBLE PREFERRED SHARES
Preferred A, B, B-1, B-2, C, D and E shares with no par value - Authorized: 0 and 123,389,750 shares at September 30, 2021 and at December 31, 2020 respectively; Issued and outstanding: 0 and 121,472,152 shares at September 30,2021 and December 31, 2020 respectively.	-	170,206

SHAREHOLDERS' EQUITY
Ordinary shares with no par value- Authorized: 700,000,000 and 176,535,661 shares as of September 30 , 2021 and December 31, 2020 respectively; 231,640,546 and 41,357,049 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively.	-	-
Additional paid-in capital	801,988	78,137
Accumulated deficit	(57,030)	(31,497)
Total shareholders' equity	744,958	46,640
Total liabilities, convertible preferred shares, and shareholders' equity	$1,505,766	$580,168

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
U.S. dollars in thousands, except share and per share data

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	Unaudited		Unaudited

Revenues	$338,768	$290,585	$970,790	$837,599
Cost of revenues:
Traffic acquisition cost	211,899	186,288	621,137	565,449
Other cost of revenues	19,184	14,701	52,224	45,674
Total cost of revenues	231,083	200,989	673,361	611,123
Gross profit	107,685	89,596	297,429	226,476
Operating expenses:
Research and development expenses	29,946	21,485	83,889	65,392
Sales and marketing expenses	43,518	32,663	146,962	99,495
General and administrative expenses	34,345	13,907	98,489	41,662
Total operating expenses	107,809	68,055	329,340	206,549
Operating income (loss) before finance expenses	(124)	21,541	(31,911)	19,927
Finance income (expenses), net	13,960	(844)	13,077	(1,050)
Income (loss) before income taxes	13,836	20,697	(18,834)	18,877
Provision for income taxes	3,460	(4,009)	(6,699)	(13,137)
Net income (loss)	$17,296	$16,688	$(25,533)	$5,740
Less: Undistributed earnings allocated to participating securities	–	(5,819)	(11,944)	(17,046)
Net Income (loss) attributable to ordinary shares – basic and diluted	$17,296	$10,869	$(37,477)	$(11,306)
Net income (loss) per share attributable to ordinary shareholders, basic	$0.08	$0.29	$(0.35)	$(0.28)
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, basic	229,024,803	38,101,268	107,884,927	40,144,245
Net income (loss) per share attributable to ordinary shareholders, diluted	$0.07	$0.18	$(0.35)	$(0.28)
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, diluted	259,262,529	60,221,497	107,884,927	40,144,245

SHARE BASED COMPENSATION BREAK-DOWN BY EXPENSE LINE

U.S. dollars in thousands

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
Cost of revenues	$443	$327	$1,023	$579
Research and development	7,749	2,292	20,134	4,343
Sales and marketing	3,997	2,505	40,168	4,402
General and administrative	7,751	1,396	42,269	1,689
Total share-based compensation expense	$19,940	$6,520	$103,594	$11,013

DEPRECIATION AND AMORTIZATION BREAK-DOWN BY EXPENSE LINE

U.S. dollars in thousands

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
Cost of revenues	$6,775	$5,206	$18,826	$16,771
Research and development	708	1,859	2,870	6,104
Sales and marketing	5,440	1,138	7,558	3,223
General and administrative	237	(182)	796	750
Total depreciation and amortization expense	$13,160	$8,021	$30,050	$26,848

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, except share and per share data

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	Unaudited		Unaudited
Cash flows from operating activities:
Net income (loss)	$17,296	$16,688	$(25,533)	$5,740
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Depreciation and amortization	13,160	8,021	30,050	26,848
Share based compensation expenses	19,940	6,520	103,594	11,013
Net loss (gain) from financing expenses	(500)	(1,761)	(1,857)	(937)
Increase (decrease) in deferred taxes, net	3,633	(179)	2,716	(1,635)
Revaluation of the warrant liability	(17,363)	0	(17,091)	0
Accrued interest, net	119	187	119	519
Change in operating assets and liabilities:
Decrease (increase) in trade receivables	(4,487)	(5,454)	14,544	37,842
Decrease (increase) in prepaid expenses and other current assets and long-term prepaid expenses	(4,622)	(154)	(38,379)	14,831
Increase (decrease) in trade payable	3,840	8,139	(27,185)	(27,396)
Increase (decrease) in accrued expenses and other current liabilities	(3,904)	1,124	1,380	15,457
Change in operating lease Right of use assets	3,587	18,091	10,878	10,143
Change in operating Lease liabilities	(4,126)	(17,446)	(12,683)	(10,807)
Net cash provided by operating activities	26,573	33,776	40,553	81,618
Cash flows from investing activities
Purchase of property and equipment, including capitalized platform costs	(7,099)	(3,046)	(28,774)	(13,680)
Cash paid in connection with acquisitions, net of cash acquired	(583,286)	0	(583,286)	(202)
Decrease (increase) in restricted deposits	(211)	70	2,325	68
Decrease in short-term deposits	-	3,999	-	28,963
Net cash provided by (used in) investing activities	(590,596)	1,023	(609,735)	15,149
Cash flows from financing activities
Exercise of options	2,560	372	7,479	1,049
Issuance of share, net of offering costs	(1,262)	0	286,170	0
Issuance of warrant	0	0	53,883	0
Taboola loan	288,750	0	288,750	0
Net cash provided by financing activities	290,048	372	636,282	1,049
Exchange differences on balances of cash, cash equivalents	500	1,761	1,857	937
Increase (decrease) in cash, cash equivalents	(273,475)	36,932	68,957	98,753
Cash, cash equivalents - at the beginning of the period	585,243	148,741	242,811	86,920
Cash, cash equivalents - at end of the period	$311,768	$185,673	$311,768	$185,673

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Income taxes	$3,145	$8,520	$7,647	$9,483
Interest	$(1,165)	$82	$(1,000)	$586
Non-cash investing and financing activities:
Purchase of property, plant and equipment and intangible assets	$1,500	$440	$1,500	$1,403
Creation of operating lease right-of-use assets	$0	$4,627	$2,382	$11,195
Unpaid offering cost	$1,688	$0	$1,688	$0

APPENDIX A: Non-GAAP Reconciliation

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES FOR Q3 2021

(Unaudited)

The following table provides a reconciliation of Revenues to ex-TAC Gross Profit.
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
	(dollars in thousands)		(dollars in thousands)
Revenues	$338,768	$290,585	$970,790	$837,599
Traffic acquisition cost	211,899	186,288	621,137	565,449
Other cost of revenues	19,184	14,701	52,224	45,674
Gross Profit	$107,685	$89,596	$297,429	$226,476
Add back: Other cost of revenues	19,184	14,701	52,224	45,674
ex-TAC Gross Profit	$126,869	$104,297	$349,653	$272,150

The following table provides a reconciliation of Net income (loss) to Adjusted EBITDA.
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
	(dollars in thousands)		(dollars in thousands)
Net income (loss)	$17,296	$16,688	$(25,533)	$5,740
Adjusted to exclude the following:
Financial expenses, net	(13,960)	844	(13,077)	1,050
Tax expenses	(3,460)	4,009	6,699	13,137
Depreciation and amortization	13,160	8,021	30,050	26,848
Share-based compensation expenses(1)	19,940	6,520	103,594	11,013
M&A costs(2)	5,918	3,973	11,507	15,412
Holdback compensation expenses	840	-	840	-
Adjusted EBITDA	$39,734	$40,055	$114,080	$73,200

1For the 2021 periods, a substantial majority is Share-based compensation expenses related to going public.

2 For 2020 periods, represents costs associated with the proposed strategic transaction with Outbrain Inc.which we elected not to consummate, and for 2021 periods, relates to the acquisition of ION Acquisition Corp. 1 Ltd., the acquisition of Connexity and going public.

We calculate Ratio of Net income (loss) to Gross profit as Net income (loss) divided by Gross profit. We calculate Ratio of Adjusted EBITDA to ex-TAC Gross Profit, a non-GAAP measure, as Adjusted EBITDA divided by ex-TAC Gross Profit. We believe that the Ratio of Adjusted EBITDA to ex-TAC Gross Profit is useful because TAC is what we must pay digital properties to obtain the right to place advertising on their websites, and we believe focusing on ex-TAC Gross Profit better reflects the profitability of our business. The following table reconciles Ratio of Net income (loss) to Gross Profit and Ratio of Adjusted EBITDA to ex-TAC Gross Profit for the period shown.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
	(dollars in thousands)		(dollars in thousands)
Gross profit	$107,685	$89,596	$297,429	$226,476
Net income (loss)	$17,296	$16,688	$(25,533)	$5,740
Ratio of Net income (loss) to Gross profit	16.1%	18.6%	-8.6%	2.5%

ex-TAC Gross Profit	$126,869	$104,297	$349,653	$272,150
Adjusted EBITDA	$39,734	$40,055	$114,080	$73,200
Ratio of Adjusted EBITDA Margin to ex-TAC Gross Profit	31.3%	38.4%	32.6%	26.9%

The following table provides a reconciliation of Net cash provided by operating activities to Free Cash Flow.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
	(dollars in thousands)		(dollars in thousands)
Net cash provided by operating activities	$26,573	$33,776	$40,553	$81,618
Purchases of property and equipment, including capitalized platform costs	(7,099)	(3,046)	(28,774)	(13,680)
Free Cash Flow	$19,474	$30,730	$11,779	$67,938

APPENDIX B: Adoption of Net Revenue Accounting for Connexity

Prior to our acquisition of Connexity in September 2021, Connexity recorded a portion of its revenues on a gross basis, before traffic acquisition costs, and a portion on a net basis, after traffic acquisition costs. After we acquired Connexity, we determined that we will account for Connexity’s revenues on a net basis beginning on the September 1, 2021 acquisition date. This change has no impact on Connexity’s gross profit, ex-TAC Gross Profit, net income (loss) or Adjusted EBITDA but results in lower revenues compared to Connexity’s pre-acquisition accounting presentation. This change is reflected in our Q3 2021 actual results and in our guidance presented today for Q3, Q4 and full year 2021, all of which have been adjusted for the adoption of net revenue accounting compared to the corresponding prior guidance.